SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 19, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Swedish Match to terminate its ADR program and to delist from the NASDAQ National Market

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: August 19, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY Stockholmsbörsen: SWMA

PRESS RELEASE

19 August, 2004

Swedish Match to terminate its ADR program and to delist from the NASDAQ National Market

Today the Board of Directors of Swedish Match decided to terminate its ADR program and to delist from the NASDAQ National Market. The termination does not influence the listing on the Swedish Stock Exchange, Stockholmsbörsen (OMX), where Swedish Match shares will continue to be listed. The trading in Swedish Match ADRs on NASDAQ will stop on the day when the termination of the ADR program becomes effective, which will occur sixty days after notice of termination of the ADR program is formally provided. The Swedish Match Board of Directors has decided that the cost of maintaining a listing on NASDAQ is no longer justified given that the turnover rate of Swedish Match share on NASDAQ is low. The termination of the ADR program and the delisting from NASDAQ do not affect the registration of the company with the US Securities and Exchange Commission (SEC).

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,133 MSEK in 140 countries for the twelve month period ending June 30, 2004. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and NASDAQ (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Rich Flaherty, CFO North America Division, US Investor Relations contact

Office +1 804 302 1774